Jefferies Group, Inc.
520 Madison Avenue
New York, New York 10022
December 10, 2007
Via EDGAR — CORRES
Timothy A Geishecker, Esq.
Senior Counsel
Division of Corporation Finance,
United States Securities and Exchange Commission,
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jefferies Group Inc.
Definitive 14A
Filed on April 10, 2007
File Number 001-14947
Dear Mr. Geishecker:
     Reference is made to the comments of the Staff of the Securities and Exchange Commission (the “SEC” or the “Staff”) with respect to the above-referenced Proxy Statement (the “2006 Proxy Statement”) in the letter (the “Comment Letter”) dated September 26, 2007, addressed to Mr. Richard B. Handler, Chief Executive Officer of Jefferies Group, Inc. ( “we” or “us”) and our letter dated October 22, 2007 requesting that the response date be extended to December 10, 2007.
     We understand that the Staff’s comments in the Comment Letter do not require an amendment to our 2006 Proxy Statement. In response to your comments, we are undertaking to provide additional explanation and disclosure in any future filings which call for a Compensation Discussion and Analysis (“CD&A”) and other disclosures under Items 402 and 407 of Regulation S-K. Obviously, actual disclosure in any future filing will reflect the facts and circumstances for the period discussed, which may differ from those described in the 2006 Proxy Statement or referred to in our responses below.
     Our Compensation Committee (the “Committee”) is the key decision maker regarding compensation of the named executive officers, and its decisions and rationales are a primary focus of your comments (and, indeed, of the entire CD&A). Our management will work with the Committee on any future CD&A, and will seek the Committee’s help in developing improved disclosure that addresses the concerns raised by the Staff in the Comment Letter.
     The Staff’s comments in the Comment Letter are copied below in italics for your reference, and are followed by our response. The captions below correspond to those used in the Comment Letter.
Compensation Discussion and Analysis, page 10
1. The emphasis of your Compensation Discussion and Analysis should be an analysis of the elements and levels of compensation paid to the named

Timothy A Geishecker, Esq.
December 10, 2007

executive officers. Your disclosure lacks sufficient quantitative or qualitative discussion of the analyses underlying the decisions to make compensation awards. Please explain and place in context why you chose to pay each element and how particular payout levels were determined. Refer to Items 402(b)(1)(iv) and (v) of Regulation S-K.
     The disclosure beginning on page 13 under the heading “Elements of Compensation” sets forth each of the elements of our compensation packages for the named executive officers and the rationale our Compensation Committee uses to establish the relationship between each of the elements. The analysis behind the Committee’s decisions to make each type of award is set forth below under each type of compensation. We disclosed three components to their compensation: base salary, bonuses and long-term equity compensation.
     For base salary, as we disclosed in the first complete paragraph at the top of page 14, this determination is subjective and not formulaic, and for the CEO and Chairman of the Executive Committee, are largely a result of previous negotiation and historical precedent. The salaries for the CEO and Chairman of the Executive Committee were part of the originally negotiated arrangements agreed upon by each executive when they assumed their current roles. At that time, the Committee agreed to pay the CEO the maximum base salary permitted within the limits of Internal Revenue Code §162(m) and subsequently, the Committee agreed to pay the Chairman of the Executive Committee a base salary equal to 50% of the CEO’s base salary. The Compensation Committee has continued following this historical precedent in recent years since it has not seen a performance based reason to reduce their salaries and prefers to address performance related compensation through the bonus rather than additional base salary. The Committee continues to use base salary to provide a non-performance based cash component to their compensation, as previously disclosed, and provides performance based and retention oriented compensation through bonuses and long term equity grants. The base salaries for our other named executive officers are arrived at through a process of negotiation between the named executive officer and the Chief Executive Officer and/or the Chairman of the Executive Committee and are viewed in light of historical precedent within the firm, competitive factors, the limits of §162(m), and the desire to provide a non-performance based cash component of compensation.
     For bonuses, we provide an extensive discussion of the factors that bear on the Committee’s analysis beginning on page 14, and then detailed disclosure for each executive officer and relationship to our performance targets in the notes to the Grants of Plan Based Awards Table under the heading “Performance Criteria and Targets.” Please refer to those discussions for the quantitative and qualitative analysis of each individual’s bonus amount.
     For long-term equity grants, as disclosed in the penultimate paragraph on page 15, the Committee’s determination of the number of equity grants and their vesting terms is highly subjective and followed a negotiation with our CEO. The Committee intends these grants to be more focused on long-term employee retention rather than current year performance metrics. As disclosed in that paragraph, the factors in the negotiation included a review of compensation packages at our peer group companies (discussed in detail at the bottom of page 10 and top of

Timothy A Geishecker, Esq.
December 10, 2007

page 11), and the fact that our highest executives are also significant producers and have foregone other internal and external opportunities for increasing their personal earnings by assuming managerial responsibilities for us.
     The only additional quantitative part of the relationship between the salaries and bonuses is how the ratio is set for the Chief Executive Officer and Chairman of the Executive Committee. The Chairman of the Executive Committee’s salary and bonus is 50% of the CEO’s salary and bonus. As previously discussed, this conclusion was based on negotiations between the Committee and the Chairman of the Executive Committee when the named executives assumed their present roles, and the Committee has not seen a performance based reason to change this arrangement. Though the continuation of this relationship is not guaranteed, the Committee has viewed it as an effective way to align the interests of the CEO and Chairman of the Executive Committee and to simplify a highly subjective process that is not the product of any additional quantitative or qualitative analysis.
     We note the Commission’s guidance in its adopting release that “A company must assess the materiality to investors of the information that is identified by the example in light of the particular situation of the company. We also note that in some cases an example may not be material to a particular company, and therefore no disclosure would be required.” We believe that the sum of the disclosure provided accurately reflects the process and analysis used by the Committee and that any additional information would not be material to investors in our particular situation and therefore should not be required.
2. Please elaborate on the role of your chief executive officer in your compensation processes and his input during the crafting of compensation packages.
     The Chief Executive Officer is the principal negotiator with the Compensation Committee regarding his own compensation and the compensation of the Chairman of the Executive Committee and Chief Financial Officer. As previously discussed, the ratio between the CEO salary and that of the Chairman of the Executive Committee was established through prior negotiations and has remained constant. The negotiation regarding the amounts of total compensation and the amount of long term equity awards occurs primarily between the CEO and the Chairman of the Compensation Committee, but the final decision, and the analysis relied upon to reach that decision, are the Committee’s.
3. We note your disclosure regarding salary and long-term awards. For example, we note that you use subjective criteria for salary, but we do not see sufficient discussion regarding such criteria. In addition, we also note the weighting you use in determining targets. Please include qualitative and quantitative disclosure regarding the determination of targets and the targets actually reached. Please note that qualitative goals generally need to be presented to conform to the requirements of Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under

Timothy A Geishecker, Esq.
December 10, 2007

Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. We note on page 14 that you determine targets for compensation early in the calendar year. Please provide your targets for 2007.
     As described on pages 13-15, we divide our compensation into three components, base salary, bonuses and long-term awards. Regarding base salary, as disclosed on the top of page 14, the salaries are fixed to provide a predictable base level of compensation within the limits of §162(m). As discussed in our response to Question 1, the subjective portion of our determination of base salary is a process of historical negotiation between our Chief Executive Officer and the Chairman of our Compensation Committee, not a product of specific qualitative or quantitative criteria.
     As previously discussed, our use of targets relates only to our bonus calculations and not the amount of base salary or long term equity grants. With respect to your request for further disclosure of qualitative and quantitative disclosure regarding the determination of targets, the analysis is highly subjective and guided by the concepts we discussed on page 12. In response to your question about how difficult it would be for the named executive officers to attain the targets, we stated on page 12 that “We believe the targets we set were substantially uncertain at the time they were established and were set at levels that would make target performance attainable only with continued high level performance and above target payouts attainable only through significant effort and exemplary performance.” As disclosed on page 11, the Compensation Committee seeks a degree of consistency with prior year’s compensation and considers the total compensation of our executives in light of the competitive environment for talented executives in the market generally and specifically in connection with our peer group of companies as disclosed on pages 10 and 11.
     As we discussed on pages 15 and 22, the rationale behind our long-term equity grants is focused on long term retention, rather than on current year performance or targets. As disclosed on page 22, we believe the performance goals for the long-term equity grants are “very likely to be achieved,” and were applied to the long-term grants “so that they can qualify as ‘performance-based’ compensation that will be fully deductible by us under Code Section 162(m).” The Compensation Committee uses the five year vesting period for these long term grants to encourage long term retention and to further align the executive’s incentives with those of the shareholders.
     With respect to the disclosure of historical target information, we believe we could suffer significant competitive harm due to the fiercely competitive nature of the market for high producing employees in the financial services industry. Disclosure of the targets set for our most senior executives would provide important information to our competitors that could assist them in recruiting our valued employees. Moreover, disclosure of the “targets” and related compensation for our two most senior executives could impact the delicate compensation

Timothy A Geishecker, Esq.
December 10, 2007

negotiations between management and many of the Company’s other highly compensated producers, a function that should necessarily be left to the business judgment of management. This already difficult process could be further complicated if these other highly compensated producers were permitted to use management’s historic targets as an element in their compensation negotiations. Management believes that objectives for the firm are not necessarily relevant to these negotiations, which are focused on more narrowly focused objectives and performance, and that the disclosure of the targets could complicate an already difficult process, with potential adverse implications to the Company. We note that a review of other companies in the financial services industry shows our competitors, with one exception that disclosed its target (but not the range), do not disclose the targets, presumably for some of the same competitive reasons that we did not disclose ours. In addition, we do not provide performance guidance to the street and although disclosure of a single year’s historical targets for the executives may not constitute “guidance”, analysts could use the trend of past performance targets as guidance and come to unwarranted conclusions about future performance. Our competitors could also use the trend of past historical targets to estimate current year compensation structures to steal away key employees.
     With respect to the targets for 2007, we believe that we would experience significant competitive harm if 2007 targets were disclosed prior to the conclusion of 2007. As previously discussed, a matter of policy, we do not provide guidance and disclosing performance targets for our key executives might be perceived as providing a form of de facto guidance to the street that we believe might create unwarranted and unreasonable assumptions or expectations about company performance. In addition, competition for highly skilled and compensated employees is fierce in the financial services sector. Because our named executive officers are compensated based on achieving these targets, if quarterly performance falls below target amounts, our competitors would be able to estimate the amount of compensation our key executives and other highly compensated employees might achieve and offer them greater amounts or alternative compensation structures that could result in greater compensation under similar circumstances. This is especially true given that our Chief Executive Officer and Chairman of the Executive Committee both continue to be highly productive leaders of our business and would be valuable assets to competitors or others in the financial industry such as hedge funds or private equity funds, even in a non-managerial capacity. As each fiscal year progresses, the importance of this target information will increase as the determination of whether we will achieve our targets will become less speculative and the risk of poaching key executives and producers will become greater.
     Finally, we do not believe current year target information is material to an understanding of prior year compensation arrangements since the Committee reevaluates compensation each year. Although the Committee begins with prior year performance when setting present year targets and in some years there may be a correlation between past year’s performance and present year targets, the Committee establishes targets each year independently and past performance is not necessarily indicative of future targets.

Timothy A Geishecker, Esq.
December 10, 2007

4. We note minimal analysis and discussion of the effect individual performance has on compensation awards despite disclosure that discusses the importance of individual performance, such as on page 14 or 21. Please provide details and analysis of how individual performance contributed to actual 2006 compensation for the named executive officers. For example, discuss in greater detail the achievement of the financial and operational goals within a named executive officer’s individual area of responsibility. See Item 402(b)(2)(vii) of Regulation S-K.
     Rather than focus compensation on performance of the business units within an executive officer’s specific area of expertise, the Compensation Committee views overall firm performance as the best indicator of individual performance of our named executive officers and has therefore tied their individual compensation to firm wide performance as a whole. As disclosed on page 21, the Committee viewed improvements in Earnings Per Share, Return on Equity and Pre-tax profit margin as the key indicators of the individual performance of our named executive officers. As disclosed, our performance fell into the “Above Target” category for earnings per share and into the “Target” category for both return on equity and pre-tax profit margin. Both the CEO and Chairman of the Executive Committee continue to be highly productive revenue generators for the firm, but their compensation was not based on their production or the profitability of the business areas where they may devote the most time or effort. The Compensation Committee viewed it as more important to align their interests with firm wide performance to encourage them to create broad based team efforts within the firm rather than tie performance to the specific divisions from which these executives come. The Compensation Committee believes this focus creates a greater enhancement to firm-wide profitability and teamwork, a key goal of our compensation policies as discussed on page 12, rather than a more segmented approach which rewards individual productivity.
     The Committee does retain the ability to exercise negative discretion in bonus amounts if individual performance falls below its expectations. The circumstances in which it exercises this discretion are highly subjective and not formulaic. The Committee has exercised this negative discretion in the past, but has not established specific criteria or any further qualitative or quantitative analysis for when it will do so in the future.
     The Committee does consider individual performance and initiative when determining the amount of long-term equity compensation it will award each year. The Committee’s impressions of each named executive’s past performance are a factor taken into account when considering the desirability of the employee’s long-term retention and therefore the amount of shares awarded in long-term equity grants. As a result, exceptional individual initiative or performance may generate larger long-term equity grants, but typically will not affect base salary. Individual initiative will affect the amount of bonus paid only to the extent such individual performance resulted in achieving firm wide performance required in our targets for a particular year, although it may impact future compensation opportunities.

Timothy A Geishecker, Esq.
December 10, 2007

5 The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers. Please refer to Section II.B.1 of Commission Release No. 33-8732A. We note wide disparities in Messrs. Handler’s and Friedman’s stock award and non-equity incentive plan compensation as compared to those of other named executive officers. Please provide a more detailed discussion of how and why Messrs. Handler’s and Friedman’s compensation differs from that of the other named executive officers. If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.
     We view the disparities in compensation between our named executive officers as a result of the relative “market” for each individual employee, our anticipated replacement cost for the employee, and the applicable competitive environment. In the penultimate paragraph on page 15, we disclosed that “With respect to our Chief Executive Officer and Chairman of the Executive Committee, a significant factor in our Compensation Committee’s determination of the amount of equity-based awards granted is the fact that such producer-executives have forgone other internal and external opportunities for increasing their personal earnings that would have arisen if they had focused solely on their production capabilities, but have instead agreed to serve in management roles in addition to producing responsibilities.” We recognize the significant compensation these individuals have earned in the past when focusing on their specific business units and understand that our competitors will also consider these production opportunities. As a result, we continue to consider the compensation potential of these two individuals in particular when setting targets and long-term equity compensation that is intended to encourage long-term retention. This is the primary reason for the disparity between the compensation of the CEO and Chairman of the Executive Committee and the other named executive officers.
     With respect to the two Executive Vice Presidents, we disclosed on Page 14, we noted the difference in treatment of their compensation, “Since these two Executive Vice Presidents do not have direct production responsibilities, and in view of their historically negotiated bonus structure, we did not tie their entire bonus to the Company’s financial performance.” Compensation for these two executives and the Controller is impacted by competitive considerations, including the Company’s understanding of the cost of replacing these executives with similarly experienced and skilled individuals; in other words, the compensation is impacted by the “market” for such individuals. The last remaining named executive officer was the Controller, whose compensation was largely subjective and determined by the other named executive officers based on their perception of her performance and through negotiations with the Controller. As we discussed on page 14, “We have delegated authority to senior management to make determinations regarding annual incentive and other components of the Controller’s compensation.”
6. We note your disclosure on page 16 regarding perquisites; however, we do not see a complete description. Please disclose in a footnote to the Summary Compensation Table your methodology for computing the aggregate incremental

Timothy A Geishecker, Esq.
December 10, 2007

cost for perquisites. Refer to Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.
     There is no “methodology for computing the aggregate incremental cost” as suggested by the question. When hours are used on the Company chartered aircraft, we receive a bill from the charter company and the amount billed is the amount paid by the named executive officer. The other mentioned item is the driver supplied for Mr. Handler’s benefit. The cost to the company of the driver is already disclosed in note 6 to the Summary Compensation Table on page 18.
7. We note your table at the end of page 17. Please explain the differences between this table and the Summary Compensation Table on the following page. Although the table is presented to explain how the Committee views the disclosure, please clarify: (1) that your table and disclosure are not a substitute for the complete information required by the SEC’s rules and (2) the differences between the presentation in your table and the amounts included in the Summary Compensation Table.
     The primary substantive difference between the table presented on page 17 and the Summary Compensation Table was the years to which equity compensation grants were attributed. As disclosed in the paragraph above the table, “The chart below attributes long term equity grants to the year to which the Committee intended those grants to relate rather than reporting those grants according to FAS 123R, as is required in subsequent tables.” If the table is included in future year disclosures, we will clearly state that the table and disclosure are not a substitute for the complete information required by the SEC’s rules. The only other substantive difference is the absence of the “Change in Pension Value and Nonqualified Deferred Compensation Earnings” and “All Other Compensation” columns, which we believe is self-evident.
Grants of Plan-Based Awards — 2006, page 19
8. We note your disclosure regarding bonuses after the Grants of Plan-Based Awards — 2006; however, we do not see sufficient disclosure regarding the long-term equity grants. Please discuss here and in your Compensation Discussion and Analysis how you determined the target levels and amount actually achieved.
     As disclosed on page 15 in the third paragraph under Long Term Awards, the Long-Term Awards are determined through a highly subjective process designed to encourage long term retention more than short term performance. The Committee uses information obtained from an analysis of our peer group of companies in this process, but the determination of the amounts granted is the result of a negotiation and is not formulaic.
Potential Payments Upon Termination or Change in Control, page 28
9 Please disclose in your narrative how you determined the appropriate payment and benefit levels under the various circumstances that trigger payments or provision of benefits.

Timothy A Geishecker, Esq.
December 10, 2007

Please provide background on how you arrived at and determined such appropriate levels. Refer to Item 402(b)(1)(v) of Regulation S-K.
     As described on page 31 in the Section entitled “Summary of Payments on Termination After a Change in Control”, we do not have any single-trigger policies or agreements that would entitle an executive to a payment or enhanced rights solely as a result of a change in control. As a result, the amounts payable upon termination or change in control were not “determined” as suggested by the question, but calculated in the manner described on pages 28 through 31. There are a number of aspects of the relationship with the named executive officers that may result in payments, such as the vesting of restricted stock units, option exercisability, deferred compensation payouts, the repurchase of certain investments and the application of our garden leave and severance policies, but those payments result from the application of generally applicable policies or contractual terms and not from any payment or benefit levels which were “determined” by independent analysis. The narrative discussion describes in detail the application of each of these areas to the individual’s compensation, and the table on page 32, with the stated assumptions and conditions, quantifies each type of payment.
Director Compensation, page 33
10. Please provide the grant-date fair value. Refer to Item 402(k)(2)(iii) and (iv) of Regulation S-K.
     We note that the grant date fair value of the annual grants to our directors is established at a specific grant date fair value for all the directors by the 1999 Directors’ Stock Compensation Plan. As disclosed on page 33, the grant date fair value for 2006 grants was $100,000 for each of the directors. The amounts indicated in column (c) also include FAS 123R expense recognized from annual grants for 2005 and 2004, which in each case had a grant date fair value of $80,000 for each director. In future disclosures, we will note in the footnotes to column (c) for each director that the amount listed in that column includes a grant from 2006 with a grant date fair value of $100,000, a grant from each of 2005 and 2004 with a grant date fair value of $80,000 each.
Transactions with Related Persons, page 36
11. Please conform the first sentence under “Regular Margin Accounts” with 4(c) of Instruction to Item 404(a) of Regulation S-K to include language regarding “comparable loans with persons not related to you.”
     Subject to a determination of whether named executive officers have outstanding margin amounts disclosable in future proxy statements, we will revise the paragraph entitled “Regular Margin Accounts” in future proxy statements to read as follows:
     “Through Jefferies, our wholly owned broker-dealer subsidiary, we have extended credit to Mr. Handler, Mr. Schenk and Ms. Syrjamaki in margin accounts in the ordinary course of business, on substantially the same terms, including interest rates and

Timothy A Geishecker, Esq.
December 10, 2007

collateral, as those prevailing at the time for comparable loans with persons not related to Jefferies and did not involve more than the normal risk of collectibility or present other unfavorable features.”
     Notwithstanding the change in future disclosures, we believe the last sentence of the old paragraph conveys the same concept that is conveyed through the additional language and in a “principles based” disclosure environment adequately reflected the required concept.
     We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact the undersigned at 310-914-1340 with any questions.

Sincerely,
/s/ Robert Ming

Robert Ming Assistant Secretary